Mail Stop 3561

				July 18, 2005

By Facsimile and U.S. Mail

Mr. David B. Spacht
Chief Financial Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, Delaware 19702

		Re:	Artesian Resources Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 31, 2005
			File No. 0-18516

Dear Mr. Spacht:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 10

Results of Operations, page 12

1. We note that you capitalized $315,723 of payroll and related costs associated with your internal staff effort to convert your customer information system computer programs. Please tell us why you believe this treatment is appropriate and tell us any alternate treatment that you considered. If applicable, please address the requirement of SOP 98-1. We note that you have not disclosed an accounting policy related to internal use computer software. If SOP 98-1 is not applicable, please indicate the accounting guidance in which you relied upon to support your position and describe in more detail the nature of the costs that are being capitalized.

Contractual Obligations, page 19

2. Please consider revising your table of contractual cash obligations to include the estimated interest payments on your debt.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Note 14. Net Income per Common Share and Equity per Common Share, page 42

3. Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments,
please
direct them to John Cannarella, Staff Accountant, at (202) 551-
3337
or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosure issues may be directed to H.
Christopher Owings, Assistant Director, at (202) 551-3725.

      Sincerely,



									Michael Moran
									Accounting Branch
Chief

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Mr. David B. Spacht
Artesian Resources Corporation
July 18, 2005
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